Financial Investors Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

September 24, 2019

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)

File Nos. 33-72424, 811-8194

Dear Mr. Bartz:

On behalf of the Registrant, set forth below are the Registrant’s responses to certain of the comments received from the staff of the Division of Investment Management regarding post-effective amendment No. 229 (“PEA 229”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. PEA 230 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on August 16, 2019, with respect to the ALPS/Kotak India Growth Fund (the “Fund”).

The Registrant expects that its responses to the remainder of the Staff’s comments will be filed in a subsequent EDGAR correspondence, in advance of a post-effective amendment to the Registrant’s registration statement under the 1933 Act (the “PEA”), which is expected to include (i) changes to PEA 229 in response to the Staff’s comments, (ii) certain other non-material information; and (ii) certain other required exhibits.

Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 229.

U.S. Securities and Exchange Commission

Division of Investment Management

September 24, 2019

Staff Comment:

1.	Staff Comment: Please provide a completed fees and expenses table, as well as expense examples, in EDGAR correspondence as soon as possible prior to the filing of the Rule 485(b) post-effective amendment.

Registrant’s Response: Comment complied with. Please see the completed fees and expense table below (together with expense examples), which will be incorporated into the PEA.

Shareholder Fees (fees paid directly from your investment)

Class II
Maximum sales charge (load) imposed on purchases	None
Maximum deferred sales charge (as a percentage of the lower of original purchase price or redemption proceeds)	None
Redemption fee (as a percentage of exchange price or amount redeemed within 30 days of purchase)	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class II
Management Fees	0.65%
Distribution and Service (12b-1) Fees	None
Other Expenses
Shareholder Services Fees	None
Other Fund Expenses	1.23%
Total Annual Fund Operating Expenses	1.88%
Fee Waiver and Expense Reimbursement(1)	-1.13%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement(2)	0.75%
(1)	ALPS Advisors, Inc. (the “Adviser”) has agreed to waive and Kotak Mahindra Asset Management (Singapore) Pte. Ltd. (the “Sub-Adviser”) has agreed to waive and/or reimburse fees or expenses in order to limit Total annual Fund operating expenses after fee waiver/expense reimbursements (excluding Distribution and Service (12b-1) Fees, Shareholder Services Fees, Acquired Fund Fees and Expenses, brokerage expenses, interest expenses, taxes, and extraordinary expenses) to 0.75% for Class II shares of the Fund’s average daily net assets. This agreement (the “Expense Agreement”) is in effect through February 28, 2021. The Adviser and the Sub-Adviser will be permitted to recapture, on a class- by-class basis, expenses they have borne through this letter agreement to the extent that the Fund’s expenses in later periods fall below the annual rates set forth in this letter agreement or in previous letter agreements; provided however, that such recapture payments do not cause the Fund’s expense ratio (after recapture) to exceed the lesser of (i) the expense cap in effect at the time of the waiver and (ii) the expense cap in effect at the time of the recapture. Notwithstanding the foregoing, the Fund will not be obligated to pay any such deferred fees and expenses more than thirty-six months after the date on which the fees or expenses were deferred, as calculated on a monthly basis. The Expense Agreement may not be terminated or modified prior to February 28, 2021 except with the approval of the Fund’s Board of Trustees.
(2)	Total Annual Fund Operating Expenses have been restated to reflect current fees.

U.S. Securities and Exchange Commission

Division of Investment Management

September 24, 2019

Example

This example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. This example reflects the net operating expenses with expense waivers for the current term of the Fund’s Expense Agreement, which ends February 28, 2021. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class II Shares	$77	$481	$910	$2,106

* * * * *

If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Karen Gilomen
Karen Gilomen
Secretary of Financial Investors Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP